Pear Tree Quality Fund
Management Fee Waiver

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree Quality Fund (the “Fund”) pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and Pear Tree Funds (the “Trust”).

At such time as the Board of Trustees of the Trust (the “Board”) agrees to and accepts this Management Fee Waiver, the Manager hereby agrees for the period August 1, 2013 through July 31, 2014 (the “Waiver Period”) to waive such portion of the management fees that it receives for serving as investment manager to the Fund, such that the aggregate management fee to be received by the Manager during the Waiver Period for serving as the investment manager of the Fund would be determined using (a) the annual rate of 0.85% of the Net Assets of the Fund, as such term is defined in the Management Contract, if the Fund’s Net Assets are up to $100 million and (b) the annual rate of 0.75% of the Net Assets of the Fund if the Fund’s Net Assets are equal to or greater than $100 million.

This Management Fee Waiver only may be rescinded, amended or modified at such time and on such terms as may be determined by the Board, including a majority of those Trustees of the Board who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Pear Tree Advisors, Inc.

By: /s/ Willard L. Umphrey

Willard L. Umphrey, President
Date:           August 1, 2013

Agreed and Accepted:

Pear Tree Funds

By: /s/ Willard L. Umphrey
Willard L. Umphrey, President
Date: August 1, 2013